Pillsbury Winthrop Shaw Pittman LLP

31 West 52nd Street | New York, NY 10019-6131 | tel 212.858.1000 | fax 212.858.1500

March 1, 2021

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, NE
Washington, D.C. 20549

Re:	Atlantic Coastal Acquisition Corp.

Amendment No. 1 to Registration Statement on Form S-1

Filed February 25, 2021

File No. 333-2530003

Ladies and Gentlemen:

On behalf of Atlantic Coastal Acquisition Corp. (the “Company”), we respectfully submit this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission as set forth in the Staff’s letter dated March 1, 2021, with respect to the Company’s Amendment No. 1 to its Registration Statement on Form S-1 filed on February 25, 2021 (the “Registration Statement”).

For the convenience of the Staff, the Staff’s comment is included and is followed by the response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company.

The Company has filed via EDGAR Amendment No. 2 to its Registration Statement on Form S-1 (the “Amended Form S-1”), which reflects the Company’s response to the comments received from the Staff.

Amendment No. 1 to Form S-1 Filed February 25, 2021

Provisions in our amended and restated certificate of incorporation, page 54

1.	You state here and on page 125 that your amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware will be the exclusive forum for any derivative action, that this provision applies to Securities Act claims and does not apply to Exchange Act claims. However, Article XII of your amended and restated certificate of incorporation, filed as exhibit 3.2, discloses that the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, state and federal courts located within the State of Delaware) shall be the sole and exclusive forum for any derivative action, and unless you consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint under the Securities Act of 1933. In addition, additional provisions designated as (x) and (y) relating to deemed consent regarding personal jurisdiction and service of process are included in the amended and restated certificate of incorporation but are not disclosed. Please revise to make your disclosure consistent with the exclusive forum provision in your amended and restated certificate of incorporation.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure throughout the Amended Form S-1 consistent with the Staff’s request.

March 1, 2021

Our warrant agreement will designate the courts of the State of New York or the United States District Court, page 56

2.	We note your risk factor disclosure on page 56 discloses that your warrant agreement has an exclusive forum clause which shall be applicable to any action, proceeding or claim against you arising out of or relating in any way to the warrant agreement, including under the Securities Act, but that such provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act. Please ensure that the forum selection provision in Section 9.3 of your Form of Warrant Agreement filed as Exhibit 4.4 states this clearly. In addition, you disclose on page 56 additional provisions you designate as (x) and (y) relating to deemed consent regarding personal jurisdiction and service of process. However, the exclusive forum provision in the warrant agreement does not include this language.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure throughout the Amended Form S-1 to be consistent with the Form of Warrant Agreement previously filed as Exhibit 4.4.

Please call me at (212) 858-1101 if you have any questions or require any additional information in connection with the Amended Form S-1.  We appreciate your assistance in this matter.

Sincerely,

/s/ Stephen C. Ashley

Stephen C. Ashley

cc:	Shahraab Ahmad, Atlantic Coastal Acquisition Corp.
Davina K. Kaile, Pillsbury Winthrop Shaw Pittman LLP
Gabriella A. Lombardi, Pillsbury Winthrop Shaw Pittman LLP
Douglas S. Ellenoff, Ellenoff Grossman & Schole LLP
Stuart Neuhauser, Ellenoff Grossman & Schole LLP